Guardian Variable Products Trust
10 Hudson Yards
New York, New York 10001

May 13, 2022

VIA EDGAR

Melissa McDonough

Staff Accountant, Division of Investment Management

U.S. Securities and Exchange Commission

33 Arch Street

Boston, MA  20220

Re:          Guardian Variable Products Trust (the “Trust”)
File Nos. 333-210205; 811-23148

Dear Ms. McDonough:

We are writing on behalf of the Trust in response to comments provided to Kathleen Moynihan, Nydia Morrison and me by telephone on April 19, 2022 with respect to the Sarbanes-Oxley review of the Trust’s shareholder report on Form N-CSR for the year ended December 31, 2021 (the “Reporting Date”). For convenience, we have restated your comments below, followed by the Trust’s responses.

Comment 1.:        Guardian Large Cap Fundamental Growth VIP Fund:  Please explain how the Fund meets the requirements of Section 5(b)(1) of the Investment Company Act of 1940 with respect to diversification. We note that as of the Reporting Date, with respect to more than 25% of the Fund’s assets, more than 5% of the Fund’s assets were invested in a single issuer.

Response:             We believe the Fund was in compliance with the issuer diversification requirements of Section 5(b)(1) at all relevant times. The issuer diversification requirements apply at the time a transaction is entered into or an investment is made; a change in the applicable percentage that results from a relative change in values of portfolio investments or from a change in the Fund’s net assets does not impact compliance with those requirements. As of the Reporting Date, the Fund’s asset allocation exceeded the Section 5(b)(1) diversification limits solely due to market appreciation in certain securities.  The issuer diversification limit with respect to any single issuer was not exceeded for any security at the time of purchase of the shares of such security.

Comment 2.:        Guardian Large Cap Disciplined Growth VIP Fund:  We note that a significant percentage of the Fund’s net assets is invested in the information technology (“IT”) sector.  Please explain why the Fund’s most recent prospectus does not include disclosure of sector risk as a principal risk.

Response:             Although the Fund does not have a principal investment strategy of focusing on any one particular industry or sector, its investment process may result in exposure to the broad industry categories approximating the exposure of the Russell 1000 Growth® Index, the Fund’s performance benchmark (the “Index”); to the extent that the Index is exposed more heavily to one industry category, the Fund generally expects to have a similar exposure. The IT sector has experienced significant market appreciation in recent periods (2019-2021), especially among the largest market capitalization securities, which accounts for the increase in the Fund’s weighting in the IT sector. While we do not view investments in the IT sector as a principal investment risk, in light of the Fund’s exposure to the IT sector, we revised the disclosure relating to the principal risks of investing in the Fund as part of its May 1, 2022 prospectus update in response to this comment.

Comment 3.:        Guardian Multi-Sector Bond VIP Fund and Guardian Total Return Bond VIP Fund: We note that these Funds had investments in exchange-traded funds (“ETFs”). Please note that Form N-1A requires that Funds disclose “Acquired Fund Fees and Expenses” (“AFFE”) in the Fee table pursuant to Form N-1A, Item 3, Instruction 3(f).

Response:             Fees and expenses related to each Fund’s investments in ETFs prior to the Reporting Date were below 0.01% of the average net assets of the Fund, and therefore were included under the subcaption “Other Expenses” in each respective Fund’s prospectus fee table.  As noted above, Instruction 3(f) to Item 3 of Form N-1A with respect to AFFE states:

“In the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.”

As of the Reporting Date, each Fund’s AFFE exceeded the 0.01% threshold; therefore, those expenses are included under a separate subcaption titled “Acquired Fund Fees and Expenses” in each Fund’s May 1, 2022 prospectus fee table.

Comment 4.:        Guardian Growth & Income VIP Fund, Guardian Global Utilities VIP Fund, Guardian U.S. Government Securities VIP Fund, Guardian All Cap Core VIP Fund, Guardian Select Mid Cap Core VIP Fund, Guardian Small-Mid Cap Core VIP Fund and Guardian Strategic Large Cap Core VIP Fund: These Funds had reimbursements from the adviser.  Please advise what the reimbursement represents in correspondence.

Response:             The reimbursement amounts represent reimbursement of operating expenses above the expense limitation of each respective Fund.

Comment 5.:        Guardian Multi-Sector Bond VIP Fund and Guardian Total Return Bond VIP Fund: In the Statement of Operations, please confirm that the Funds investing in ETFs disclosed the distribution of realized gains, if any, separately pursuant to Reg. S-X Rule 6-07(7)(b); and (ii) confirm that the Funds disclosed separately the net increase or decrease during the period in the unrealized appreciation or depreciation of unrealized gains, pursuant to Reg. S-X Rule 6-07(7)(c).

Response:             As of the end of the Reporting Date, these Funds did not receive distributions of realized gains from their investments in ETFs, therefore no disclosure was required pursuant to Rule 6-07(7)(b); however, in the future, if there are any such distributions, they will be disclosed separately as required by the Rule.  We believe the Statement of Operations for each Fund also complies with Rule 6-07(7)(c), which states:

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“(c) State separately the amount of the net increase or decrease during the period in the unrealized appreciation or depreciation in the value of: (1) Investment securities of unaffiliated issuers, (2) investment securities of affiliated issuers, (3) option contracts written, (4) short positions in securities, (5) futures contracts, (6) forward foreign currency contracts, (7) swap contracts, and (8) other investments held at the end of the period.”

Comment 6.:        Guardian Multi-Sector Bond VIP Fund, Guardian Total Return Bond VIP Fund, Guardian Select Mid Cap Core VIP Fund and Guardian Small-Mid Cap Core VIP Fund: For Funds that hold real estate investment trusts (“REITs”) please consider adding disclosure that distributions received from REITs may be classified as dividends, capital gains and/or return of capital.

Response:             The requested disclosure will be added to the Notes to the Financial Statements in future shareholder reports with respect to Funds with investments in REITs.

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We believe that the foregoing has been responsive to your comments.  Please do not hesitate to contact me at (212) 598-1398 (email: John_Walter@glic.com) or Kathleen Moynihan at (212) 598-1297 (email: Kathleen_Moynihan@glic.com) if you wish to discuss this correspondence further.

Sincerely,

/s/ John H. Walter

John H. Walter
Senior Vice President and Treasurer

Copy to:  Kathleen M. Moynihan

Nydia M. Morrison